UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WETOUCH TECHNOLOGY INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

961881109

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

500 Fifth Avenue, Suite 938

New York, New York 10110

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 961881109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qihong Technology (Samoa) Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,497,143 (1)
	8.	SHARED VOTING POWER 4,497,143 (1)
	9.	SOLE DISPOSITIVE POWER 4,497,143 (1)
	10.	SHARED DISPOSITIVE POWER 4,497,143 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.32% (2)

TYPE OF REPORTING PERSON (see instructions)

OO

(1) Represents 4,497,143 shares directly held by Qihong Technology (Samoa) Ltd, an investment holding company incorporated in Samoa, which is wholly owned by Sichuan Wetouch Trading Co., Ltd., a company incorporated in People’s Republic of China, which is wholly owned by Mr. Guangde Cai.

(2) The percentage is based on 31,397,083 shares of common stock issued and outstanding as of December 15, 2020.

CUSIP No. 961881109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qixun Technology (Samoa) Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,257,143 (3)
	8.	SHARED VOTING POWER 2,257,143 (3)
	9.	SOLE DISPOSITIVE POWER 2,257,143 (3)
	10.	SHARED DISPOSITIVE POWER 2,257,143 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,257,143 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.19% (4)

TYPE OF REPORTING PERSON (see instructions)

OO

(3) Represents 2,257,143 shares directly held by Qixun Technology (Samoa) Ltd, an investment holding company incorporated in Samoa, which is wholly owned by Chengdu Haobote Technology Co., Ltd., incorporated in People’s Republic of China, which is majority owned by Mr. Guangde Cai (98.68% equity interests).

(4) The percentage is based on 31,397,083 shares of common stock issued and outstanding as of December 15, 2020.

CUSIP No. 961881109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guangde Cai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 6,754,286 (5)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 6,754,286 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,754,286 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.51% (6)

TYPE OF REPORTING PERSON (see instructions)

IN

(5) Represents (i) 4,497,143 shares directly held by Qihong Technology (Samoa) Ltd.; and (ii) 2,257,143 shares directly held by Qixun Technology (Samoa) Ltd.

(6) The percentage is based on 31,397,083 shares of common stock issued and outstanding as of December 15, 2020.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share, of WETOUCH TECHNOLOGY INC., a Nevada corporation with principal executive offices located at No.29, Third Main Avenue, Shigao Town, Renshou County, Meishan, Sichuan, China (the “Issuer”). As of the date of this filing, the Issuer has 31,396,394 shares of common stock issued and outstanding.

Item 2. Identity and Background.

(a)

The names of the persons filing this Statement are Mr. Guangde Cai, Qihong Technology (Samoa) Ltd., and Qixun Technology (Samoa) Ltd. (the “Reporting Persons”).

Qihong Technology (Samoa) Limited owns 4,497,143 shares of the common stock of the issuer. Qihong Technology (Samoa) Limited is wholly owned by Sichuan Wetouch Trading Co., Ltd (“Wetouch Trading”), a limited liability company formed under the laws of the People’s Republic of China, which in turn, is wholly owned by Mr. Guangde Cai. Qihong Technology (Samoa) Limited is an investment holding company.

Qixun Technology (Samoa) Limited owns 2,257,143 shares of the common stock of the issuer. Qixun Technology (Samoa) Limited is wholly owned by Chengdu Haobote Technology Co., Ltd (“Haobote”), a limited liability company formed under the laws of the People’s Republic of China, which in turn, is majority owned by Mr. Cai (98.68% equity interests). Qixun Technology (Samoa) Limited is an investment holding company.

Mr. Guangde Cai, the Chairman and Director of the Issuer, is the indirect majority shareholder of Qixun Technology (Samoa) Limited and indirect sole shareholder of Qihong Technology (Samoa) Limited, who beneficially owns a total of 6,754,286 shares, or approximately 21.51% shares, of the common stock of the Issuer.

(b)	The Reporting Persons’ principal business address is c/o Sichuan Wetouch Technology Co. Ltd., No.29, Third Main Avenue, Shigao Town, Renshou County, Meishan, Sichuan, China.

(c)	During the past five years, none of the Reporting Persons have ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in Item 2, have ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

(e)	Citizenship of Mr. Guangde Cai: People’s Republic of China.

Qixun Technology (Samoa) Ltd is a limited liability company organized in Samoa.
Qihong Technology (Samoa) Ltd is a limited liability company organized in Samoa.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On June 15, 2020, Qihong Technology (Samoa) Ltd and Qixun Technology (Samoa) Ltd (each a “Buyer” and, collectively, the “Buyers”) entered into a stock purchase agreement (the “Purchase Agreement”) with Custodian Ventures, LLC (“Custodian”), pursuant to which Custodian sold and transferred to the Buyers 1,714,286 shares of the Issuer for the total purchase price of $280,000 in cash, and as a result of the consummation of the transaction contemplated under the Purchase Agreement, each of Qixun Technology (Samoa) Ltd and Qihong Technology (Samoa) Ltd received 857,143 shares from the Custodian.

On October 9, 2020, Qihong Technology (Samoa) Ltd and Qixun Technology (Samoa) Ltd received 3,640,000 shares and 1,400,000 shares, respectively, of the Issuer in accordance with the terms and provisions of the Share Exchange Agreement dated October 9, 2020 among the Issuer, Wetouch Holding Group Limited, a limited company organized under the laws of British Virgin Islands (“BVI Wetouch”) and all the shareholders of BVI Wetouch (the “BVI Shareholders”), pursuant to which the Issuer acquired all the issued and outstanding capital stock of BVI Wetouch from BVI Shareholders in exchange for the issuance to the BVI Shareholders an aggregate of 28,000,000 shares of common stock of the Issuer (the “Reverse Merger”). In the Reverse Merger, each ordinary share of BVI Wetouch was exchanged for 560 shares of common stock of the Issuer. Qihong Technology (Samoa) Ltd and Qixun Technology (Samoa) Ltd, by holding 6,500 shares and 2,500 shares, respectively, of BVI Wetouch, received 3,640,000 shares and 1,400,000 shares, respectively, of the common stock of the Issuer.

Mr. Guangde Cai indirectly holds 98.68% shares of Qixun Technology (Samoa) Ltd and 100% of the shares of Qihong Technology (Samoa) Ltd.

As a result of the Purchase Agreement and the transactions contemplated by the Reverse Merger, the Reporting Persons beneficially own 6,754,286 shares, or approximately 21.51% shares, of the common stock of the Issuer.

The shares owned by the Reporting Persons were acquired to take control of the Issuer. The Reporting Persons may make further acquisitions of shares of common stock of the Issuer from time to time and may dispose of any or all of the shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon an aggregate of 31,397,083 shares of Common Stock of the Issuer outstanding as of December 15, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Persons during the past 60 days, other than as described herein.

(d)	No person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits.

2.1	Stock Purchase Agreement dated June 15, 2020 among Qihong Technology (Samoa) Ltd, Qixun Technology (Samoa) Ltd and Custodian Ventures, LLC.

2.2	Share Exchange Agreement dated October 9, 2020 among Wetouch Technology Inc. f/k/a Gulf West Investment Properties, Inc., Wetouch Holding Group Limited, the shareholders of Wetouch Holding Group Limited (“Sellers”), Hong Kong Wetouch Electronics Technology Limited and Fengfei Zhang, as administrative agent for the Sellers*.

*Incorporated by reference to the Form 10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2020.

99.1	Joint Filing Agreement dated December 18, 2020 among Guangde Cai, Qihong Technology (Samoa) Ltd, and Qixun Technology (Samoa) Ltd.

CUSIP No. 961881109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2020

/s/ Guangde Cai
Guangde Cai

Qihong Technology (Samoa) Ltd

By:	/s/ Guangde Cai
Name:	Guangde Cai, Director

Qixun Technology (Samoa) Ltd

By:	/s/ Jiaying Cai
Name:	Jiaying Cai, Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Stock Purchase Agreement dated June 15, 2020 among Qihong Technology (Samoa) Ltd, Qixun Technology (Samoa) Ltd and Custodian Ventures, LLC.

2.2	Share Exchange Agreement dated October 9, 2020 among Wetouch Technology Inc. f/k/a Gulf West Investment Properties, Inc., Wetouch Holding Group Limited, the shareholders of Wetouch Holding Group Limited (“Sellers”), Hong Kong Wetouch Electronics Technology Limited and Fengfei Zhang, as administrative agent for the Sellers*.

*Incorporated by reference to the Form 10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2020.

99.1	Joint Filing Agreement dated December 18, 2020 among Guangde Cai, Qihong Technology (Samoa) Ltd, and Qixun Technology (Samoa) Ltd.